UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events First Annual General Meeting of shareholders

On July 25, 2022, the Company issued notice for its first Annual General Meeting, scheduled to be held at 3:00 p.m. (British Summer Time) on Friday, August 19, 2022 at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom.

The Company has also published its Annual Report under UK Companies Act 2006 for the financial year ended March 31, 2022. Copies of the Company’s notice of Annual General Meeting and Annual Report under UK Companies Act 2006 for the financial year ended March 31, 2022 are available on Company’s website (https://investor.renewpower.in/).

EXHIBIT INDEX

Exhibit	Description
99.1	AGM Notice dated July 25, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2022	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary